FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES Q1 RESULTS

Q1 Net Income $689,000 or $0.24 per share ($0.22 fully diluted)

Q1 EBITDAS $1,173,000 or $0.40 per Share ($0.37 fully diluted)

Quarterly Revenues increase 3.7%

Vancouver, Canada, July 11, 2013, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its first quarter of fiscal 2013, which ended May 31, 2013. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000.

Q1 2013 net income was $689,000 or $0.24 per share ($0.22 fully diluted) versus net income of $411,000 or $0.13 per share in the same quarter of fiscal 2012.

Q1 2013 net income before stock based compensation (SBC) was $729,000 or $0.25 per share ($0.23 fully diluted) versus $457,000 or $0.14 per share in the same quarter last year.

Q1 2013 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $1,173,000 or $0.40 per share ($0.37 fully diluted), versus $796,000 or $0.25 per share during the same period last year.

Non-GAAP Net Income before SBC is determined as follows:

	Q1 2013	Q1 2012
Net Income	$689,000	$411,000
Add Back SBC	40,000	46,000
Net income before SBC	$729,000	$457,000

Non-GAAP Net Income per share before SBC is determined as follows:

	Q1 2013	Q1 2012
Net Income	$0.24	$0.13
Add Back SBC	0.01	0.01
Net income before SBC - Basic	$0.25	$0.14

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q1 2013	Q1 2012
Net Income	$689,000	$411,000
Add Back:
Interest	3,000	3,000
Depreciation and amortization	182,000	158,000
Non-cash stock based compensation	40,000	46,000
Non-cash income tax expense	259,000	178,000
Total Add Backs	484,000	385,000
EBITDAS	$1,173,000	$796,000

EBITDAS per share reconciles to earnings per share as follows:

	Q1 2013	Q1 2012
Net Income	$0.24	$0.13
Add Back:
Interest	-	-
Depreciation and Amortization	0.06	0.05
Non-cash stock based compensation	0.01	0.01
Non-cash income tax expense	0.09	0.06
Total Add Backs	0.16	0.12
EBITDAS	$0.40	$0.25

Gross profit margin for the quarter was 47.0% representing a significant increase over the same quarter of last year.

Gross revenue for Q1 2013 was $5,123,000, an increase of 3.7% over $4,940,000 in the comparative period of last year. The increase in revenue was principally due to a rise in demand for co-packing services although sales of the Company's new Happy Water® brand rose significantly as well.

Discounts, rebates and slotting fees were $206,000 in Q1 2013, a decrease of $70,000 compared to the same period of the prior year as a result of lower discounts on the Company’s licensed brands. SG&A expenses were $1,148,000 in Q1 of fiscal 2013, versus $1,081,000 in Q1 of the previous year.

As at May 31, 2013 the Company had cash and available credit totaling approximately $1,647,000.

During Q1 2013 the Company repurchased an additional 18,996 shares of its common stock at an average price of USD$4.56 per share, pursuant to its share repurchase program. As at May 31, 2013 the Company had outstanding 2,942,349 common shares. The Company's Board of Directors has increased the amount of the repurchase program by an additional USD$500,000 as it believes that the Company's common shares remain undervalued. Following this increase, the share repurchase program now has approximately USD$730,000 remaining.

The repurchase program will continue concurrent with this announcement and expire upon the expenditure of the committed amount. It is subject to applicable laws, the insider-trading windows imposed by the Company’s trading policy and may be suspended or terminated at any time by the Company’s Board, without prior notice. Under the program, the Company may, but is not required to, purchase its shares from time to time through open market or privately negotiated transactions, as market and business conditions permit. Any repurchased shares will be returned to authorized but unissued shares of its common stock.

AGM

The Company’s Annual General Meeting was held on July 10, 2013. All motions put to the Meeting, being those described in the Notice of Meeting and supporting materials mailed to shareholders, were passed with significantly greater percentages than required. Ralph McRae and Darryl Eddy were reelected as directors of the Company, each for a three year term.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Non-GAAP Measures
Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Better Ingredients | Better Brands™

©2013 Leading Brands, Inc.

This news release is available at www.LBIX.com
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(table follows)

LEADING BRANDS, INC.
INTERIM CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended
	May 31, 2013	May 31, 2012

Gross revenue	$5,123,363	$4,939,938
Less: Discounts, rebates and slotting fees	(206,482)	(275,827)
Net Revenue	4,916,881	4,664,111

Cost of sales	2,608,141	2,787,039
Operations, selling, general & administration expenses	1,148,192	1,081,478
Depreciation of property, plant and equipment	181,695	158,498
Interest on long-term debt	3,240	5,243
Interest income	-	(2,636)
Foreign exchange loss	248	8,477
Change in fair value of derivative liability	27,447	18,003
Loss on disposal of assets	332	18,140

	3,969,295	4,074,242
Net income before taxes	947,586	589,869

Income tax expense	258,852	178,390

Net income and other comprehensive income	$688,734	$411,479

Earnings per share
Basic income per share	$0.24	$0.13
Weighted average number of shares - basic	2,930,220	3,236,668

Diluted income per share	$0.22	$0.12
Weighted average number of shares - diluted	3,183,776	3,509,326